

10036137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 17 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayshore Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E Las Olas Boulevard, Suite 1160
(No. and Street)

Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

301 E Las Olas Boulevard, 4th FL (Address) Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

AB 3/19

OATH OR AFFIRMATION

I, Michael Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bayshore Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:




JANICE P. HAYES
MY COMMISSION # DD747774
EXPIRES: January 30, 2012
1-800-3-NOTARY
Fl. Notary Discount Assoc. Co.

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSHORE PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008


MBAF
MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

BAYSHORE PARTNERS, LLC

TABLE OF CONTENTS


MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Bayshore Partners, LLC

We have audited the accompanying statements of financial condition of Bayshore Partners, LLC (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayshore Partners, LLC at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, as of December 31, 2009 and at various times during 2009 the Company was not in compliance with the net capital and aggregate indebtedness to net capital ratio, as defined by the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has notified the Financial Industry Regulatory Authority ("FINRA") of such non compliance. On March 4, 2010, the Company took corrective action and was in compliance with the Uniform Net Capital Rule.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
March 11, 2010

BAYSHORE PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2009	2008
CURRENT ASSETS		
Cash	$ 106,845	$ 404,791
Accounts receivable	13,375	40,000
Prepaid expenses - related party	125,787	-
TOTAL ASSETS	$ 246,007	$ 444,791

LIABILITIES AND MEMBERS' EQUITY	2009	2008
CURRENT LIABILITIES		
Accrued expenses – related party	$ -	$ 195,553
Accrued expenses – other	20,000	19,000
TOTAL LIABILITIES	20,000	214,553
MEMBERS' EQUITY	226,007	230,238
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 246,007	$ 444,791

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
REVENUE		
Advisory fee income	$ 1,212,000	$ 2,920,808
Other fee income	64,980	3,436
TOTAL REVENUE	1,276,980	2,924,244
EXPENSES		
Overhead reimbursement – related party	1,200,000	2,805,868
Professional fees	47,039	34,731
Regulatory expenses	34,172	18,960
Miscellaneous expenses	-	90
TOTAL EXPENSES	1,281,211	2,859,649
NET (LOSS) INCOME	$ (4,231)	$ 64,595

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

MEMBERS' EQUITY – JANUARY 1, 2008	$ 165,643
NET INCOME	64,595
MEMBERS' EQUITY – DECEMBER 31, 2008	230,238
NET LOSS	(4,231)
MEMBERS' EQUITY – DECEMBER 31, 2009	**$ 226,007**

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (4,231)	$ 64,595
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	26,625	(20,000)
Prepaid expenses	(125,787)	-
Accrued expenses	(194,553)	10,763
TOTAL ADJUSTMENTS	(293,715)	(9,237)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES AND NET (DECREASE) INCREASE IN CASH	(297,946)	55,358
CASH - BEGINNING OF YEAR	404,791	349,433
CASH - END OF YEAR	**$ 106,845**	**$ 404,791**

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was organized to operate as a registered broker/dealer in securities in the United States of America and provides merger and acquisition advisory services to shareholders and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification (the "ASC") as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. Financial instrument which potentially subject the Company to concentration of credit risk consist principally of cash deposits in excess of FDIC insured limit of $250,000. At times, such balances exceed these insured limits.

Revenue Recognition

Advisory fee income is recorded as earned based on agreed-upon terms with the Company's clients. Commission income and related expenses are to be recorded in the accounts on a trade date basis.

Income Tax

On January 1, 2009, the Company adopted the provisions of an accounting standard, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties on tax liabilities, if any, would be recorded in operating expenses. No liability for unrecognized tax benefits was recorded as a result of implementing this standard.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax (continued)

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Advisory fee income from the Company's two largest customers accounted for approximately 42% and 64% of advisory fee income for the years ended December 31, 2009 and 2008, respectively. The receivable balance from one customer at December 31, 2009 and 2008 amounted to $13,375 and $40,000, respectively.

Recently Issued Accounting Pronouncements

Fair Value Measurements

In April 2009, the FASB issued an accounting standard regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, which provides guidelines for making fair values measurements more consistent with the principles presented in existing accounting guidance regarding fair value. The guidance in this standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Early adoption is only permitted for entities which also elect to early adopt certain other accounting standards. The adoption of standard did not have an impact on the Company's financial statements.

In September 2009, the FASB issued an accounting standard which amends existing guidance on fair value measurements and disclosures. The standard allows an entity to measure the fair value of an investment that has no readily determinable fair market value, on the basis of the net asset value per share as provided by the investee. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, with early adoption permitted, and is not expected to have an effect on the Company's financial statements.

Subsequent Events

In May 2009, the FASB issued an accounting standard which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The standard was adopted for the year ending December 31, 2009. The Company has evaluated subsequent events through March 11, 2010, which is the date the financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard that amends existing guidance on the consolidation of variable interest entities ("VIE"). Among other provisions, this standard replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The accounting standard is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The Company is currently evaluating the effect the accounting standard will have on its financial statements.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2009 the Company was not in compliance with the Net Capital Rule. The Required Net Capital was $5,667 and the Net Deficit was ($11,590). Due to the Net Deficit, the Company was not in compliance with the aggregate indebtedness to net capital ratio. The Company is a guarantor on a related party's line of credit. Under the Net Capital Rule calculations: (a) encumbered cash (i.e. cash held in Company bank accounts at the same financial institution where the related party maintains a line of credit) is considered a "non-allowable asset" for purpose of calculating net capital and must be deducted in computing the Company's Net Capital. Accordingly, the Company has deducted a cash balance of $98,435 that is pledged as collateral on the guaranty and reported this as an encumbered non-allowable asset; (b) the related party's outstanding line of credit obligation of $65,000 at December 31, 2009 is included in the schedule of aggregate indebtedness.

Additionally, the Company was not in compliance with the Uniform Net Capital and Aggregate Indebtedness rule at various times during the months of January to March 2009 and September to December 2009. The Company's management became aware of this non-compliance on March 1, 2010 and timely notified FINRA of these deficiencies on March 2, 2010. On March 4, 2010, the Company's management corrected these deficiencies by transferring the encumbered bank balance to an account at another bank. As of the date of the audit report, the Company was in compliance with the Uniform Net Capital Rule.

At December 31, 2008, the Company's Net Capital was $190,238 and the Required Net Capital was $5,000. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 1.13 to 1.

4. RELATED PARTY TRANSACTIONS

The Company is party to a Services Agreement with a company under common ownership ("related party") effective August 2005. Under this agreement, the Company reimburses the related company for overhead and salaries for shared personnel at the stated rate. For the years ended December 31, 2009 and 2008, the Company paid approximately $1,200,000 each year for reimbursement of overhead and salaries. The Company also pays additional service fees when the Company's adjusted monthly net operating income, as defined, equals or exceeds $75,000. For the year ended December 31, 2009, based on the Company's advisory operations and cash flow, additional service fees were waived by the related party. For the year ended December 31, 2008, additional service fees amounted to approximately $1,606,000. This reimbursement of overhead, salaries and additional services fees are included in the overhead reimbursement - related party expenses in the accompanying statement of operations.

4. RELATED PARTY TRANSACTIONS (CONTINUED)

As of December 31, 2009, the Company prepaid approximately $126,000 of service fees to the related party and is included as prepaid expenses - related party in the accompanying statement of financial condition. As of December 31, 2008, the Company's accrued liability of approximately $196,000 relating to this service agreement is reported as accrued expenses - related party in the accompanying statement of financial condition.

In January, 2009, the related party entered into a $150,000 line of credit facility with a lender. The Company is a guarantor on the line of credit (see NOTE 3).

5. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

SUPPLEMENTAL SCHEDULES

BAYSHORE PARTNERS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

CREDITS	
Members' equity	$ 226,007
DEBITS	
Encumbered cash – pledged collateral as guarantor of related party line of credit	98,435
Accounts receivable	13,375
Prepaid expenses	125,787
TOTAL DEBITS	235,797
NET DEFICIT	(11,590)
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $85,000 OR $5,000, WHICHEVER IS GREATER	5,667
EXCESS NET DEFICIT	**$ (17,257)**
EXCESS NET DEFICIT @ 1000% (NET DEFICIT PLUS 10% OF AGGREGATE INDEBTEDNESS)	**$ (20,090)**
RATIO OF AGGREGATE INDEBTEDNESS TO NET DEFICIT	**GREATER THAN 15 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 20,000
Guaranty on related party line of credit	65,000
	$ 85,000

BAYSHORE PARTNERS, LLC

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF DECEMBER 31, 2009

NET DEFICIT PER COMPUTATION, ON PAGE 11	$	(11,590)
Audit adjustments		(99,446)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	87,856

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. During 2009, the Company did not provide services to warrant the maintenance of such account.

SUPPLEMENTARY REPORTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Members
Bayshore Partners, LLC

In planning and performing our audit of the financial statements of Bayshore Partners, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

During the year ended December 31, 2009 we noted a matter involving internal control that we consider to be material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statement of the Bayshore Partners, LLC for the year ended December 31, 2009.

> The Company is a guarantor on a line of credit of a related party. On March 1, 2010 the Company discovered that under the Net Capital Rule calculations, an encumbered cash balance must be deducted in computing the Company's Net Capital and the outstanding obligation of the related party's line of credit must be included in Aggregate Indebtedness. As a result, the Company was not in compliance with the Net Capital and Aggregate Indebtedness Rules of the SEC at December 31, 2009 and at various times during the months of January to March 2009 and September to December 2009. On March 4, 2010, the Company's management corrected these deficiencies, and, as of the date of the audit report, the Company was in compliance with the Uniform Net Capital Rule.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives, except as noted in the preceding paragraph relating to Computation of net capital in the Company's quarterly focus report.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
March 11, 2010

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Bayshore Partners, LLC

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which was agreed to by Bayshore Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bayshore Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bayshore Partners, LLC's management is responsible for Bayshore Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
01/23/2009	1112	SIPC	$ 150
07/27/2009	1133	SIPC	$ 524

2. Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009, less revenues reported on the focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T from the period April 1, 2009 to December 31, 2009, noting no differences;

3. Compared charges and interest expense reported in Form SIPC-7T with focus reports, general ledger and financial statements for the period from April 1, 2009 to December 31, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in focus reports for the period from April 1, 2009 to December 31, 2009 supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
March 11, 2010